ANDREW M. JOHNSON VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY	DIRECT DIAL: +1 803.326.4003

June 25, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mark P. Shuman

Re:	3D Systems Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed February 23, 2012

File No. 001-34220

Gentlemen:

On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated June 15, 2012 (the “Comment Letter”).

In connection with its response, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

3D Systems Corporation — 333 Three D Systems Circle — Rock Hill, SC 29730 — USA

Phone: 803.326.3900    —    www.3dsystems.com    —    NYSE: DDD

U.S. Securities and Exchange Commission

June 25, 2012

For convenience of reference, I have set forth below the text of the comment in the Comment Letter in bold, italicized text before the response to the comment. In addition, I have conformed the section heading and paragraph numbers to those in the Comment Letter.

Part III (Incorporated by reference from the Definitive Proxy Statement filed on March 30, 2012)

Security Ownership of Certain Beneficial Owners and Management, page 39

1.	Please advise who holds the voting and dispositive power over the shares of your common stock held by the Clark Estates, Inc. If Mr. Moore holds or shares such power, please advise why the 2,836,464 shares held by the Clark Estates are not included in his individual holdings (and in the holdings of all directors and officers as a group) in the beneficial ownership table. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, and after additional inquiry, we have determined that Mr. Moore holds voting and dispositive power over the shares of our common stock held by the Clark Estates, Inc. (the “Clark Estates”). As such, it would be appropriate to include the 2,836,464 shares held by the Clark Estates in Mr. Moore’s individual holdings and in the holdings of all directors and officers as a group in the beneficial ownership table required by Item 403 of Regulation S-K. Accordingly, in future filings, as appropriate, the Company will include the shares of our common stock held by the Clark Estates in the individual holdings of Mr. Moore and in the holdings of all directors and officers as a group in the beneficial ownership table provided in our proxy statements or otherwise pursuant to Item 403 of Regulation S-K.

Notwithstanding the foregoing, we confirm our belief that the disclosure regarding the Clark Estates and Mr. Moore in footnotes 5 and 10, respectively, of our Definitive Proxy Statement filed on March 30, 2012 (the “2012 Proxy Statement”), is accurate in all material respects, with respect to the Clark Estates, as of the date in the applicable Schedule 13D and, with respect to Mr. Moore, as of the date of our 2012 Proxy Statement. In addition, the Company believes that its 2012 Proxy Statement provided shareholders all material information regarding the shares held by the Clark Estates and Mr. Moore, as well as Mr. Moore’s relationship to the Clark Estates. In connection with the Comment Letter, Mr. Moore has reiterated to the Company that he disclaims beneficial ownership of the shares of our common stock held by the Clark Estates.

* * * * * *

We deeply appreciate the Staff’s availability by phone to further assist the company and trust that the foregoing adequately responds to the comments.

U.S. Securities and Exchange Commission

June 25, 2012

Please don’t hesitate to contact me at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss this matter if not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/ Andrew M. Johnson
Andrew M. Johnson
Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental

Damon J. Gregoire